Filed with the Securities and Exchange Commission on December 29, 2004

1933 Act Registration File No. 333-17391
1940 Act File No. 811-07959

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM N-1A

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933	☒

Pre-Effective Amendment No. _____	☐

Post-Effective Amendment No. 171	☒
and
☒
REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

Amendment No. 173	☒

(Check appropriate box or boxes.)

ADVISORS SERIES TRUST
(Exact Name of Registrant as Specified in Charter)

615 East Michigan Street
Milwaukee, Wisconsin 53202
(Address of Principal Executive Offices) (Zip Code)

(Registrant’s Telephone Numbers, Including Area Code) (414) 765-5340

Eric M. Banhazl
Advisors Series Trust
2020 E. Financial Way, Suite 100
Glendora, California 91741
(Name and Address of Agent for Service)

Copies to:
Julie Allecta, Esq.
Paul, Hastings, Janofsky & Walker LLP
55 Second Street, 24th Floor
San Francisco, California 94105

As soon as practical after the effective date of this Registration Statement
Approximate Date of Proposed Public Offering

It is proposed that this filing will become effective

X	immediately upon filing pursuant to paragraph (b)

____	on _______________ pursuant to paragraph (b)

____	60 days after filing pursuant to paragraph (a)(1)

____	on _______________ pursuant to paragraph (a)(1)

____	75 days after filing pursuant to paragraph (a)(2)

____	on _______________ pursuant to paragraph (a)(2) of Rule 485.

If appropriate, check the following box

[ ]	this post-effective amendment designates a new effective date for a previously filed post-effective amendment.

This amendment consists of the following:

(1) Facing Sheet of the Registration Statement.
(2) Part C of the Registration Statement (including signature page).

The Prospectus and Statement of Additional Information are incorporated by reference from Post-Effective Amendment No. 165 to this Registration Statement (File No. 333-17391) filed on October 26, 2004. There have been no changes to the Prospectus or Statement of Additional Information

This amendment is being filed in order to file as Exhibit 99.i. to this Registration Statement, the legality of shares opinion of Paul, Hastings, Janofsky & Walker LLP, legal counsel for the Registrant.

PART C
(PIA Funds)

OTHER INFORMATION

Item 22. Exhibits

(a)	Agreement and Declaration of Trust dated October 3, 1996 was previously filed with the Registration Statement on Form N-1A (File No. 333-17391) on December 6, 1996 and is incorporated herein by reference.

(b)	Bylaws dated October 3, 1996 was previously filed with the Registration Statement on Form N-1A (File No. 333-17391) on December 6, 1996 and is incorporated herein by reference.

(c)	Instruments Defining Rights of Security Holders is incorporated by reference to Registrant’s Declaration of Trust and Bylaws.

(d)	Form of Investment Advisory Agreement to be filed by amendment.

(e)	Form of Distribution Agreement was previously filed with the Registration Statement on Form N-1A (File No. 333-17391) on February 12, 2002 and is incorporated herein by reference.

(f)	Bonus or Profit Sharing Contracts is not applicable.

(g)	Form of Custody Agreement was previously filed with the Registration Statement on Form N-1A (File No. 333-17391) on March 26, 2003 and is incorporated herein by reference.

(h)	Other Material Contracts

(i)	Form of Fund Administration Servicing Agreement was previously filed with the Registration Statement on Form N-1A (File No. 333-17391) on February 12, 2002 and is incorporated herein by reference.

(ii)	Form of Transfer Agent Servicing Agreement was previously filed with the Registration Statement on Form N-1A (File No. 333-17391) on February 12, 2002 and is incorporated herein by reference.

(iii)	Form of Fund Accounting Servicing Agreement was previously filed with the Registration Statement on Form N-1A (File No. 333-17391) on February 12, 2002 and is incorporated herein by reference.

(iv)	Operating Expenses Limitation Agreement to be filed by amendment.

(v)	Power of Attorney was previously filed with the Registration Statement on Form N-1A (File No. 333-17391) on July 15, 2004 and is incorporated herein by reference.

(vi)	Form of Shareholder Servicing Plan to be filed by amendment.

(i)	Opinion of Counsel is filed herewith.

(j)	Consent of Independent Public Accountants is not applicable.

(k)	Omitted Financial Statements is not applicable.

(l)	Agreement Relating to Initial Capital is not applicable.

(m)	Rule 12b-1 Plan to be filed by amendment.

(n)	Rule 18f-3 Plan is not applicable.

(o)	Reserved.

(p)	Codes of Ethics

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(i)	Code of Ethics for Registrant was previously filed with Registrant’s Post-Effective Amendment No. 138 to its Registration Statement on Form N-1A (File No. 333-17391) with the SEC on March 29, 2004 and is incorporated herein by reference.

(ii)	Code of Ethics for Advisor to be filed by amendment.

Item 23. Persons Controlled by or Under Common Control with Registrant.

No person is directly or indirectly controlled by or under common control with the Registrant.

Item 24. Indemnification.

Reference is made to Article VII of the Registrant’s Declaration of Trust, Article VI of Registrant’s Bylaws and Paragraph 6 of the Distribution Agreement.

Pursuant to Rule 484 under the Securities Act of 1933, as amended, the Registrant furnishes the following undertaking: “Insofar as indemnification for liability arising under the Securities Act of 1933 (the “Act”) may be permitted to trustees, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that, in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a trustee, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such trustee, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.”

Item 25. Business and Other Connections of the Investment Advisor

With respect to the Advisor, the response to this Item will be incorporated by reference to the Advisor’s Uniform Application for Investment Adviser Registration (Form ADV) on file with the Securities and Exchange Commission (“SEC”), dated March 8, 2004. The Advisor’s Form ADV may be obtained, free of charge, at the SEC's website at www.adviserinfo.sec.gov.

Item 26. Principal Underwriters.

Syndicated Capital, Inc., is the distributor of the shares of the Registrant.

(a)	Not applicable

(b)	The officers and directors of Syndicated Capital, Inc. are as follows:

Name and Principal Business Address	Position and Offices with Quasar Distributors, LLC	Positions and Offices with Registrant
Joseph Lloyd McAdams, Jr.	Chairman, CEO and President	Chairman and Trustee
The address of each of the foregoing is 1299 Ocean Avenue, Suite 210, Santa Monica, CA 90401.

(c)  Not applicable.

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Item 27. Location of Accounts and Records.

The books and records required to be maintained by Section 31(a) of the Investment Company Act of 1940 are maintained at the following locations:

Records Relating to:	Are located at:
Registrant’s Fund Administrator, Fund Accountant and Transfer Agent	U.S. Bancorp Fund Services, LLC 615 East Michigan Street, 3rd Floor Milwaukee, Wisconsin 53202
Registrant’s Custodian	U.S. Bank, National Association 425 Walnut Street Cincinnati, Ohio 45202
Registrant’s Investment Adviser	Pacific Income Advisers, Inc. 1299 Ocean Avenue, Suite 210 Santa Monica, California 90401

Item 28. Management Services Not Discussed in Parts A and B.

Not Applicable.

Item 29. Undertakings.

Not Applicable.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant certifies that it meets all of the requirements for effectiveness of this Registration Statement under Rule 485(b) under the Securities Act of 1933 and has duly caused this Amendment to the Registration Statement on Form N-1A of Advisors Series Trust to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Milwaukee and State of Wisconsin, on the 29th day of December, 2004.

ADVISORS SERIES TRUST

By: /s/ Eric M. Banhazl*
Eric M. Banhazl
President

Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement on Form N-1A of Advisors Series Trust has been signed below by the following persons in the capacities and on December 29, 2004.

Signature	Title

Eric M. Banhazl* Eric M. Banhazl	President and Trustee

Walter E. Auch* Walter E. Auch	Trustee

Donald E. O’Connor* Donald E. O’Connor	Trustee

George T. Wofford III* George T. Wofford III	Trustee

George J. Rebhan* George J. Rebhan	Trustee

James Clayburn LaForce* James Clayburn LaForce	Trustee

By /s/ Douglas G. Hess Douglas G. Hess	Treasurer and Principal Financial and Accounting Officer

* By /s/ Douglas G. Hess Douglas G. Hess Attorney-in-Fact pursuant to Power of Attorney.

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EXHIBIT INDEX

Exhibit	Exhibit No.
Legality of Shares Opinion of Paul Hastings Janofsky & Walker, LLP	EX-99.i

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